

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 10, 2011

via U.S. mail and facsimile

Mr. Brian Lin, CEO
China Fire & Security Group, Inc.
B-2502 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE:** **China Fire & Security Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010, and September 30, 2010**
> **File No. 1-33588**

Dear Mr. Lin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief